UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 11, 2025

Commission file number 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square

London, W1D-3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Strategic Technology Partnership Expansion and Extension

On June 11, 2025, Genius Sports Limited (the “Company” or “Genius”) issued a press release announcing an expansion and extension of its strategic technology partnership with NFL Enterprises LLC, an affiliate of the National Football League (the “NFL”).

Issuance of Securities

In connection with the Company’s expanded and extended strategic technology partnership with the NFL, in addition to license fees payable in cash, the Company has issued to the NFL 9,500,000 warrants (the “Warrants”), represented by warrant certificates (the “Warrant Certificates”), with each Warrant entitling the NFL to purchase one ordinary share of Genius (each, a “Warrant Share”) for an exercise price of $0.01 per Warrant Share, subject to adjustment described in the Warrant Certificates. The Warrants have been issued in two tranches with 4,500,000 Warrants immediately vested and 5,000,000 Warrants vesting on April 1, 2028.

The issuance of the Warrants is being conducted in a private placement exempt from the registration requirements of the Securities Act, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Certificates, copies of which are filed as Exhibits 2.1 and 2.2 hereto and incorporated by reference herein.

A copy of the press release is attached hereto as Exhibit 99.1. Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended (the “Securities Act”).The information contained in this Form 6-K, including Exhibits 4.1 and 4.2, but excluding Exhibit 99.1, is incorporated by reference into the Company’s registration statements on Form F-3 (No. 333-265466), Form F-3ASR (No. 333-279227) and Form S-8 (Nos. 333-264254, 333-266904, 333-269093 and 333-285829).

Forward-Looking Statements

This report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although the Company believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to the Company’s partnership with the NFL and achievement of expected benefits from the technology partnership; and other factors included under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated June 11, 2025

4.1	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC

4.2	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: June 11, 2025	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

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